Exhibit 99.1


                      STOCKHOLDER OF THE CRONOS GROUP
                   PROPOSES REVIEW OF STRATEGIC OPTIONS


      CHICAGO, IL, WEDNESDAY, AUGUST 26, 1998--Waveland Capital Management, L.P., a private investment partnership which, together with its affiliates Waveland Partners, L.P. and Waveland Partners Limited is one of the largest stockholders of The Cronos Group (NASDAQ: CRNSF), today amended its
Schedule 13D filing with the SEC to disclose its intent to enter into an active dialogue with Cronos regarding the Company's strategic alternatives, including a possible sale of the company to a third party. Waveland is considering seeking board representation by a Waveland nominee.

       David S. Richter, President of Waveland's general partner, said that he believes that Cronos' board is committed to enhancing shareholder value and that the board is open to considering all available alternatives, including a possible sale of the company to a third party. Mr. Richter believes that although the management team has made progress in addressing some of the challenges confronting the company, various factors, including the company's current ownership structure, prevent such progress from being reflected in the share price. Therefore, a change in the current ownership structure would be beneficial to all shareholders.

      Cronos is one of the largest lessors of intermodal marine containers in the world, owning and managing a fleet of dry cargo, refrigerated and tank containers.

      For additional information, contact:  David Richter (312) 739-2138